Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Information as of September 30, 2014 and for the Nine Months Ended September 30, 2014 and 2013

Condensed Consolidated Interim Statement of Profit or Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Cash Flows
Selected Additional Information to the Consolidated Financial Information

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Profit or Loss (unaudited)
For the Nine Months Ended September 30, 2014 and 2013 (in CHF)

	Note	NINE MONTHS ENDED SEPT. 30, 2014	NINE MONTHS ENDED SEPT. 30, 2013
Research and development		-13,036,450	-10,327,366
General and administrative		-3,552,021	-1,010,096
Operating loss		-16,588,471	-11,337,462
Finance income / expense (net)		2,376,460	-168,260
Loss before tax		-14,212,011	-11,505,722
Net loss for the period attributable to owners of the Company		-14,212,011	-11,505,722
Other comprehensive income
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability		-312,261	95,466
Items that are or may be reclassified to profit or loss
Foreign currency translation differences		-71,298	13,314
Other comprehensive income for the period, net of tax		-383,559	108,780
Total comprehensive loss for the period attributable to owners of the Company		-14,595,570	-11,396,942
Basic and diluted loss per share		-0.69	-0.79

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of September 30, 2014 and December 31, 2013
(in CHF)

Note	September. 30, 2014	December 31, 2013
ASSETS
Non-current assets
Property and equipment	245,369	195,915
Intangible assets	1,482,520	1,482,520

Total non-current assets	1,727,889	1,678,435

Current assets
Other receivables	712,051	524,786
Prepayments	333,395	183,137
Cash and cash equivalents	61,892,660	23,865,842

Total current assets	62,938,106	24,573,765

Total assets	64,665,995	26,252,200

EQUITY AND LIABILITIES
Equity
Share capital	3	11,581,804	6,487,130
Share premium	93,793,282	35,608,210
Foreign currency translation reserve	-17,303	53,995
Accumulated deficit	-47,401,761	-33,115,689
Total shareholders' equity attributable to owners of the Company	57,956,022	9,033,646

Non-current liabilities
Employee benefits	5	627,265	328,342
Deferred tax liabilities	327,637	327,637

Total non-current liabilities	954,902	655,979

Current liabilities
Convertible loans	4	–	13,711,200
Trade and other payables	3,612,930	954,257
Accrued expenses	2,142,141	1,897,118

Total current liabilities	5,755,071	16,562,575

Total liabilities	6,709,973	17,218,554

Total equity and liabilities	64,665,995	26,252,200

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Nine Months Ended September 30, 2014 and 2013 (in CHF)

Note	NINE MONTHS ENDED	NINE MONTHS ENDED
SEPT. 30, 2014	SEPT. 30, 2013
Cash flows from operating activities
Net loss	-14,212,011	-11,505,722
Adjustments for:
Depreciation	53,291	24,414
Unrealized exchange differences	-2,462,886	14,281
Net interest income	13,727	-15,181
Share based payments	5	238,202	78,236
Employee benefits	-13,338	26,685

Change in Net Working Capital	2,019,665	1,602,383

Cash used in operating activities	-14,363,350	-9,774,904

Net cash used in investing activities	-66,838	-40,420

Net cash from financing activities	50,065,074	24,252,444

Net increase/(decrease) in cash and cash equivalents	35,634,886	14,437,120
Cash and cash equivalents at beginning of the period	23,865,842	63,967
Net effect of currency translation on cash	2,391,932	-390

Cash and cash equivalents at end of the period	61,892,660	14,500,697

AURIS MEDICAL HOLDING AG

Additional Information to the Consolidated Financial Information
as of September 30, 2014 and for the Nine Months Ended September 30, 2013 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. This consolidated interim financial information comprises the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

▪	Auris Medical AG, Basel, Switzerland (100%)
▪	Otolanum AG, Zug, Switzerland (100%)
▪	Auris Medical Inc., Chicago, United States (100%)
▪	Auris Medical Ltd., Dublin, Ireland (100%)

On April 22, 2014, we changed our name from Auris Medical AG to Auris Medical Holding AG and transferred our operational business to our newly incorporated subsidiary Auris Medical AG, which is now our main operating subsidiary. The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders, in particular tinnitus and hearing loss. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

This interim financial information has been prepared using the same accounting policies and methods of computation as compared with the most recent annual financial statements. The financial information included here-in is not intended to fully comply with IFRS, and in particular with IAS 34. New accounting standards, which have been applied in 2014 for the first time, did not have an impact on the Company’s financial position, results or cash flows.

The financial information included in this quarterly release and shareholder information has not been reviewed or audited by our auditors. Quarterly results are not necessarily indicative of results to be expected for the full year.

The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

3.	Capital and reserves

Share capital
The issued share capital of Auris Medical Holding AG consisted of:

	AS OF SEPTEMBER 30, 2014		AS OF DECEMBER 31 2013
	NUMBER	CHF	NUMBER	CHF
Common shares with a nominal value of CHF 0.40 each	28,954,510	11,581,804	72,600	29,040
Preferred shares Series A with a nominal value of CHF 0.40 each	–	–	5,999,750	2,399,900
Preferred shares Series B with a nominal value of CHF 0.40 each	–	–	5,509,100	2,203,640
Preferred shares Series C with a nominal value of CHF 0.40 each	–	–	4,636,375	1,854,550
	28,954,510	11,581,804	16,217,825	6,487,130

All shares are fully paid in. All disclosed numbers and nominal value of shares in these interim financial statements are adjusted for the 25:1 stock split effected in December 2013 unless otherwise indicated.

	Common shares		Preferred shares
	2014	2013	2014	2013
As of January 1	72,600	72,600	16,145,225	11,508,850
Common shares stock options with a nominal value of CHF 0.40 each	15,500	–	–	–
Preferred shares Series A with a nominal value of CHF 0.40 each	–	–	2,607,950	4,636,375
Common shares issued for IPO with a nominal value of CHF 0.40 each	10,113,235	–	–	–
Common shares with a nominal value of CHF 0.40 each resulting from conversion of preference shares at the IPO	18,753,175	–	-18,753,175	–
As at September 30, 2014, and September 30, 2013	28,954,510	72,600	–	16,145,225

AURIS MEDICAL HOLDING AG

Additional Information to the Consolidated Financial Information
as of September 30, 2014 and for the Nine Months Ended September 30, 2013 (in CHF)

Issue of common shares upon exercise of options
On January 21, 2014, three beneficiaries of Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 15,500 and an increase in the share capital of CHF 6,200. Total proceeds from the exercise to the company were CHF 49,600.

IPO on NASDAQ Global Market

On August 11, 2014, the Company completed its initial public offering of common shares, selling an aggregate of 10,113,235 common shares, which included 713,235 common shares sold on August 19, 2014 pursuant to an over-allotment option granted to the underwriters.  All of these common shares were sold at a price to the public of USD 6.00 per share yielding gross proceeds (before underwriting fees and IPO costs) of USD 60.7 million.  Following the IPO, there are 28,954,510 common shares of the Company outstanding. All 18,753,175 preferred shares outstanding at the time of the IPO were converted into common shares.

4.	Convertible loans

On December 9, 2013, the Company issued non-interest bearing convertible loans to two shareholders with a nominal value of CHF 13,769,976 and a maximum term of 12 months. On January 27, 2014, the loans were converted into 2,607,950 new preferred shares Series C with nominal value of CHF 0.40 each for CHF 5.28 per share.

On the conversion date of the loan, the liability was derecognized and CHF 1,043,180 was recognized as share capital and CHF 12,717,655 as share premium.

Convertible loans from shareholders

Sept. 30, 2014
Convertible loans as at December 31	13,711,200
Loss on derecognition	9,141
Imputed interest expense for the period	49,635
Derecognition of liability at conversion into	13,769,976
Convertible loans at September 30, 2014	–

5.	Employee benefits

Employee benefits

	NINE MONTHS ENDED SEPT. 30, 2014	NINE MONTHS ENDED SEPT. 30, 2013
Salaries	1,542,359	533,783
Pension costs	89,612	59,187
Other social benefits	128,315	46,189
Share option costs	238,202	78,236
Other employee costs	59,334	73,899
Total employee benefits	2,057,822	791,294

Accelerated Vesting for Stock Option Plan A
Stock Option Plan A provided for the accelerated vesting of options under the plan on the closing of an IPO, merger or change of control event. As a result, the remaining share option expense for Stock Option Plan A on the date of the closing of our IPO in August 2014 was included in the share option cost for the nine months ending September 30, 2014.